AB 3/4

15046351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: [redacted] ClientOne Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11460 Tomahawk Creek Parkway
(No. and Street)

Leawood	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Tuma 888-909-9399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLC
(Name – *if individual, state last, first, middle name*)

10965 Granada Lane, Suite 201	Leawood	KS	66211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C Tuma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Client One Securities LLC, as ~~December 31, 2014~~ February 25, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael C Tuma
Signature

President/CCO
Title

SANDRA K MONICAL
Notary Public, State of Kansas
My Appointment Expires
5-25-2015

Sandra K Monical
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Client One Securities, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2014

RBSM LLP
Accountants & Advisors

To the Members
Client One Securities, LLC

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Client One Securities, LLC as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Client One Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Client One Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information included in Schedules I and II (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Client One Securities, LLC's financial statements. The Supplemental Information is the responsibility of Client One Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM, LLP

RBSM, LLP
Las Vegas, Nevada
February 25, 2015

Client One Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	474,149
Commissions Receivable		117,260
Other receivables		120,286
Other assets		192,477
Total assets	$	904,172
Liabilities & Member's Equity		
Liabilities:		
Accrued Liabilities	$	256,173
Accounts payable		7,553
Total Liabilities		263,726
Member's Equity		640,446
Total Liabilities and Member's Equity	$	904,172

The accompanying notes are an integral part of these financial statements

Client One Securities, LLC
Statement of Operations
For the Year Ended December 31, 2014

Revenues		
Broker dealer commission revenue	$	5,547,022
RIA Revenue		2,040,048
		7,587,070
Expenses		
Broker dealer commission expense		6,146,635
Licensing and fees		590,666
Salary		665,565
Rent		26,945
Employee benefits		70,398
Professional fees		43,889
Office expense		298,949
Total Expenses		7,843,047
Net loss	$	(255,977)

The accompanying notes are an integral part of these financial statements

Client One Securities, LLC
Statement Of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance December 31, 2013	$ 627,280
Capital Contribution	269,143
Net loss	(255,977)
Balance December 31, 2014	$ 640,446

The accompanying notes are an integral part of these financial statements

Client One Securities, LLC
Statement Of Cash Flows
For the Year Ended December 31, 2014

Operating activities:		
Net loss	$	(255,977)
Adjustments to reconcile net loss to cash flows from operating activities:		
Change in assets and liabilities-		
Accounts receivable		54,829
Other receivable		25,714
Other assets		(17,191)
Accounts payable		4,167
Accrued liabilities		11,579
Cash flows from operating activities		(176,881)
Financing activities:		
Capital contributed from member		269,143
Cash flows from financing activities		269,143
Increase in cash		92,262
Cash, beginning of year		381,887
Cash, end of year	$	474,149
Supplemental cash flow information:		
Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

Client One Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 1: General and Summary of Significant Accounting Policies

General

Client One Securities, LLC (the Company) is a wholly owned subsidiary of Creative One Marketing Corporation, formerly known as Creative Marketing International Corporation. We are a registered broker-dealer in securities under the Securities and Exchange act of 1934, a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. We are engaged in the sale of shares of mutual funds, including open-end investment companies, registered variable annuity contracts and flexible life policies. We also collect management fees as a Registered Investment Advisor (RIA).

Summary of Significant Accounting Policies

Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising costs are expensed as incurred.

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

We are disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of our owner.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

We have evaluated all new accounting pronouncements as of the date these financial standards were issued and determined that none have or will have a material impact on the financial statements or disclosures.

Note 2 – Net Capital Requirement

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, we had net capital of $314,306 and were $264,306 in excess of its required net capital of $50,000.

Note 3 – Related Party Transactions

We rent our facilities from our parent company and we paid $26,945 in rent during 2014.

Note 4 – Fair Value Measurements

ASC Topic 820-10 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). At December 31, 2014 we had no fair value measurements.

Note 5-Concentrations and Credit Risk

We are engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Commitments and Contingencies

We have no commitments or contingencies at December 31, 2014.

Note 7 – Subsequent events

We have evaluated all subsequent events through February 25, 2015, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Client One Securities, LLC
Schedule I-Computation of Net Capital Under Rule 15c3-1
December 31, 2014

Computation of Net Capital	
Net Capital -Total Members Equity	$ 640,446
Deductions	
Receivables	
Other receivables	(120,286)
Other assets	(192,477)
Receivables from Broker Dealers	(13,377)
Net Capital Before Haircuts	314,306
Haircuts	-
Net Capital	$ 314,306
Computation of Basic Net Capital Requirement	
Minimum Capital Requirements (6 2/3%) of Net Aggregate Indebtedness or $50,000 whichever is higher	50,000
Excess Net Capital	$ 264,306
Ratio of Aggregate Indebtedness to Net Capital	83.91%
Reconciliation with Company's Calculation	
Net Capital as Reported on FOCUS IIA as of December 31, 2014	$ 279,387
Change in Equity	(10,081)
Changes in Liabilities	45,000
Net Capital Per Audit	$ 314,306

Client One Securities, LLC
Schedule II-Computation for Determination of Reserve Requirements for Broker Dealers
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2014

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Client One Securities, LLC
Report on Exemption Provisions
For the Year Ended December 31, 2014

ClientOne
securities, llc

Client One Securities, LLC Exemption Report

Client One Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Client One Securities, LLC

By: [signature]

Date 2-25-15

11460 Tomahawk Creek Parkway | Suite 100 | Leawood, KS 66211
T 888.909.9399 | **P** 913.814.6097 | **F** 913.273.1453 | www.client1securities.com

RBSM LLP
Accountants & Advisors

Managing Member
Client One Securities, LLC

Report of Independent Registered Public Accounting Firm on Management's Exemption Report

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Client One Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Client One Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)*(2)(ii)* (the "exemption provisions") and (2) Client One Securities, LLC stated that Client One Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Client One Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Client One Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM, LLP

RBSM, LLP
Las Vegas, Nevada
February 25, 2015

RBSM LLP
Accountants & Advisors

Managing Members
Client One Securities, LLC
Shawnee Mission, Kansas

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Client One Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Client One Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Client One Securities, LLC's management is responsible for Client One Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM, LLP

RBSM, LLP
Las Vegas, Nevada
February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2802*********************MIXED AADC 220
068494 FINRA DEC
CLIENT ONE SECURITIES LLC
11460 TOMAHAWK CREEK PKWY
LEAWOOD KS 66211-7810

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5439.89

B. Less payment made with SIPC-6 filed (**exclude interest**) (1937.57)

7/29/14
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 3502.32

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 3502.32

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Client One Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the_____ day of______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,587,075
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,260,391
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	150,733
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	5,411,114
d. SIPC Net Operating Revenues	$ 2,175,950
e. General Assessment @ .0025	$ 5439.87

(to page 1, line 2.A.)